UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )


                                 WOKSTREAM INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     981402
                                 (CUSIP Number)


                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     /___/     Rule  13d-1(c)
     /_x /     Rule  13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 981402

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1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)
PAUL CHAMPAGNE
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2)     Check the Appropriate Box if a Member of a Group                  (a) [ ]
       (See Instructions)                                                (b) [ ]

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3)     SEC  Use  Only

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4)     Citizenship  or  Place  of  Organization

Canadian
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     Number  of  Shares     5)     Sole  Voting Power   3,463,625
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power  0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power  3,463,625
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power

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9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

3,463,625
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10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)

Not applicable
--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

11.9%
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12)     Type  of  Reporting  Person  (See  Instructions)

IN
--------------------------------------------------------------------------------

ITEM  1.

(A)      NAME OF ISSUER WORKSTREAM INC.

(B)      ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE
495 MARCH ROAD, SUITE 300, OTTAWA, ONTARIO CANADA K2K 3G1

ITEM  2.

(A)      NAME OF PERSONS FILING PAUL CHAMPAGNE

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE 141 KERRY HILL CRESCENT, DUNROBIN, ONTARIO CANADA, K0A 1T0

(C)       CITIZENSHIP
CANADIAN

(D)       TITLE  OF  CLASS  OF  SECURITIES
COMMON SHARES

(E)      CUSIP NUMBER

981402


ITEM  3.

         If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)      ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      ___ An investment adviser in accordance with 240.13d-
                  1(b)(1)(ii)(E).

         (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

         (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

         (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

ITEM  4. OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount  beneficially  owned:
3,463,625

         (b)      Percent of class: 11.9%


         (c)      Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote: 3,463,625

         (ii)     Shared power to vote or to direct the vote: NIL

         (iii)    Sole power to dispose or to direct the disposition of:
                  3,463,625

         (iv)     Shared power to dispose or to direct the disposition of: NIL

ITEM  5. OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6. OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM  8. IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

ITEM  9. NOTICE  OF  DISSOLUTION  OF  GROUP

ITEM  10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: March 4, 2004




                                   By:  /s/ Paul Champagne
                                        ----------------------------
                                        Name:  Paul Champagne
                                        Title: